SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               File No. 005-56295

                      ------------------------------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                Amendment No. 55

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                          The Goldman Sachs Group, Inc.

                              ---------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share

                           ---------------------------
                         (Title of Class of Securities)

                                   38141G 10 4

                              ---------------------
                                 (CUSIP Number)

                               Kenneth L. Josselyn
                               Beverly L. O'Toole
                          The Goldman Sachs Group, Inc.
                                 85 Broad Street
                            New York, New York 10004
                            Telephone: (212) 902-1000

                              --------------------
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                  July 14, 2004

                              --------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

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CUSIP NO. 38141G 10 4                    13D
---------------------
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1. NAMES OF REPORTING PERSONS: Each of the persons identified on Appendix A.
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   As to a group consisting solely of Covered Persons(1)            (a) [x]
   As to a group consisting of persons other than Covered Persons   (b) [x]
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3. SEC USE ONLY
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4. SOURCE OF FUNDS: OO and PF (Applies to each person listed on Appendix A.)
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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                  [ ]
   PURSUANT TO ITEM 2(d) OR 2(e)(Applies to each person listed on Appendix A.)
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6. CITIZENSHIP OR PLACE OF ORGANIZATION United States unless otherwise indicated on Appendix A.
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                 7. SOLE VOTING POWER: 0
                ---------------------------------------------------------------
 NUMBER OF       8. SHARED VOTING POWER (See Item 6)(Applies to each person
  SHARES            listed on Appendix A.)
BENEFICIALLY        49,692,143 Voting Shares(2) held by Covered Persons
 OWNED BY           3,470 Shared Ownership Shares held by Covered Persons(3)
REPORTING           13,401,811 Sixty Day Shares held by Covered Persons(4)
  PERSON            2,534,391 Other Shares held by Covered Persons(5)
   WITH         ---------------------------------------------------------------
                 9. SOLE DISPOSITIVE POWER (See Item 6)
                    As to Voting Shares, less than 1%
                    As to Shared Ownership Shares, Sixty Day Shares and
                    Other Shares, 0
                ---------------------------------------------------------------
                 10.SHARED DISPOSITIVE POWER (See Item 6):
                    As to Voting Shares, 0
                    As to Shared Ownership Shares, less than 0.01%
                    As to Sixty Day Shares and Other Shares, less than 1%.
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     65,631,815
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   13.15%
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14. TYPE OF REPORTING PERSON: IN as to Covered Persons; CO as to Reporting Entities(1) that are corporations; OO as to Reporting Entities that are trusts

----------
(1)   For a definition of this term, please see Item 2.

(2)   For a definition of this term, please see Item 6.

(3) "Shared Ownership Shares" are shares of Common Stock (other than Other Shares, as defined below) of which a Covered Person shares beneficial ownership with someone other than the Covered Person's spouse. Each Covered Person disclaims beneficial ownership of Shared Ownership Shares beneficially owned by each other Covered Person.

(4) "Sixty Day Shares" are shares of Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because a Covered Person has the right to acquire beneficial ownership within 60 days of the date hereof. See Annex D for a description of these shares. Upon acquisition by the Covered Person, these shares will become Voting Shares. Each Covered Person disclaims beneficial ownership of Sixty Day Shares beneficially owned by each other Covered Person.

(5) "Other Shares" include: (i) 620,054 shares of Common Stock held by 30 private charitable foundations established by 30 Covered Persons; and
      (ii) 1,914,337 shares of Common Stock held by certain estate planning entities established by Covered Persons. Each Covered Person disclaims beneficial ownership of Other Shares beneficially owned by each other Covered Person, and each Covered Person disclaims beneficial ownership of all shares held by any private charitable foundation.

                                           ITEM 6
        ITEM 1                      CITIZENSHIP (UNITED
  NAMES OF REPORTING              STATES UNLESS OTHERWISE
       PERSONS                          INDICATED)
       -------                           ----------
Bradley I. Abelow
Peter C. Aberg
Raanan A. Agus
Syed H. Ahmad                            Pakistan
Philippe J. Altuzarra                     France
Akio Asuke                                Japan
Armen A. Avanessians
Dean C. Backer
Milton R. Berlinski                   The Netherlands
Frances R. Bermanzohn
Stuart N. Bernstein
Jean-Luc Biamonti                         Monaco
Lloyd C. Blankfein
Charles W.A. Bott                           UK
Craig W. Broderick
Richard J. Bronks                           UK
John J. Bu
Timothy B. Bunting                          UK
Lawrence V. Calcano
John D. Campbell
Richard M. Campbell-Breeden                 UK
Michael J. Carr
Chris Casciato
Andrew A. Chisholm                        Canada
Robert J. Christie
Geoffrey G. Clark                         Canada
Abby Joseph Cohen
Alan M. Cohen
Lawrence A. Cohen
Gary D. Cohn
Christopher A. Cole
Laura C. Conigliaro
Frank T. Connor
Karen R. Cook                               UK
Edith W. Cooper
Henry Cornell
E. Gerald Corrigan
Claudio Costamagna                        Italy
Frank L. Coulson, Jr.
Randolph L. Cowen
Brahm S. Cramer                          Canada
Neil D. Crowder
Eduardo A. Cruz
Michael D. Daffey                       Australia
John S. Daly                             Ireland
Philip M. Darivoff
Michael G. De Lathauwer                  Belgium
Mark Dehnert
Paul C. Deighton                            UK
Juan A. Del Rivero                        Spain
Martin R. Devenish                          UK
Armando A. Diaz
Alexander C. Dibelius                    Germany
Simon P. Dingemans                          UK
Suzanne O. Donohoe
Mario Draghi                              Italy
Michael B. Dubno
William C. Dudley
Jay S. Dweck
Gordon E. Dyal
Isabelle Ealet                            France
Glenn P. Earle                              UK
Paul S. Efron
Herbert E. Ehlers
Edward K. Eisler                         Austria
Michael P. Esposito
J. Michael Evans                          Canada
Stephen C. Fitzgerald                   Australia
Edward C. Forst
Christopher G. French                       UK
Richard A. Friedman
Robert K. Frumkes
Enrico S. Gaglioti
Peter C. Gerhard
Rajiv A. Ghatalia                         India
Robert R. Gheewalla
Scott A. Gieselman
H. John Gilbertson, Jr.
Richard J. Gnodde                        Ireland/
                                       South Africa
Jeffrey B. Goldenberg
James S. Golob
Andrew M. Gordon
Frank J. Governali
Geoffrey T. Grant
William M. Grathwohl
Stefan Green                             Australia
David J. Greenwald
Christopher Grigg                           UK
Douglas C. Grip
Celeste A. Guth
David B. Heller
David L. Henle
Melina E. Higgins
Kenneth W. Hitchner
Maykin Ho

                                           ITEM 6
       ITEM 1                       CITIZENSHIP (UNITED
 NAMES OF REPORTING               STATES UNLESS OTHERWISE
       PERSONS                          INDICATED)
       -------                          ----------
Peter Hollmann                            Germany
Terry P. Hughes                           Ireland
Phillip S. Hylander                          UK
Timothy J. Ingrassia
William L. Jacob III
Dan H. Jester
Robert C. Jones
Ravindra J. Joseph                         UK/USA
Chansoo Joung
David A. Kaplan
Robert S. Kaplan
Scott B. Kapnick
Carsten Kengeter                          Germany
Kevin W. Kennedy
Philippe Khuong-Huu                        France
Douglas W. Kimmelman
Robert C. King, Jr.
Shigeki Kiritani                           Japan
Ewan M. Kirk                                 UK
Bradford C. Koenig
Mark J. Kogan
Peter S. Kraus
Eric S. Lane
Anthony D. Lauto
Kenneth H. M. Leet
Gregg R. Lemkau
Hughes B. Lepic                            France
Jack Levy
Matthew G. L'Heureux
Gwen R. Libstag
Mitchell J. Lieberman
Ryan D. Limaye
Josephine Linden                             UK
Anthony W. Ling                              UK
Robert Litterman
Victor M. Lopez-Balboa
Antigone Loudiadis                           UK
Mark G. Machin                               UK
John A. Mahoney
Charles G. R. Manby                          UK
Barry A. Mannis
Robert J. Markwick                           UK
Alison J. Mass
John J. Masterson
David J. Mastrocola
Kathy M. Matsui
George N. Mattson
Theresa E. McCabe
Joseph M. McConnell
Mark E. McGoldrick
Stephen J. McGuinness
John C. McIntire
John W. McMahon
Audrey A. McNiff
Robert A. McTamaney
Sanjeev K. Mehra                           India
Andrew L. Metcalfe                           UK
Therese L. Miller
Masanori Mochida                           Japan
Thomas K. Montag
William C. Montgomery
Wayne L. Moore
Jeffrey M. Moslow
Sharmin Mossavar-Rahmani                     UK
Gregory T. Mount
Donald R. Mullen
Duncan L. Niederauer
Suzanne M. Nora Johnson
L. Peter O'Hagan                           Canada
Terence J. O'Neill                           UK
Timothy J. O'Neill
Richard T. Ong                            Malaysia
Terence M. O'Toole
Robert J. Pace
Gregory K. Palm
Henry M. Paulson, Jr.
David B. Philip
Stephen R. Pierce
Andrea Ponti                             Italy/USA
Richard H. Powers
John J. Rafter                            Ireland
Charlotte P. Ransom                          UK
Joseph Ravitch
John F. W. Rogers
Emmanuel Roman                             France
Ralph F. Rosenberg
Ivan Ross
Stuart M. Rothenberg
Paul M. Russo
Richard M. Ruzika
Michael D. Ryan
Katsunori Sago                             Japan
Pablo J. Salame                           Ecuador
J. Michael Sanders

                                           ITEM 6
        ITEM 1                      CITIZENSHIP (UNITED
  NAMES OF REPORTING              STATES UNLESS OTHERWISE
       PERSONS                          INDICATED)
       -------                          ----------
Muneer A. Satter
Marcus Schenck                            Germany
Gary B. Schermerhorn
Stephen M. Scherr
Howard B. Schiller
Jeffrey W. Schroeder
Eric S. Schwartz
Harvey M. Schwartz
Steven M. Scopellite
Lisa M. Shalett
Richard S. Sharp                            UK
Richard G. Sherlund
Michael S. Sherwood                         UK
Dinakar Singh
Ravi M. Singh
Ravi Sinha                              India/USA
Edward M. Siskind
Christian J. Siva-Jothy                     UK
Michael M. Smith
Sarah E. Smith                              UK
Jonathan S. Sobel
David M. Solomon
Daniel L. Sparks
Marc A. Spilker
Esta E. Stecher
Steven H. Strongin
Hsueh J. Sung                             Taiwan
Gene T. Sykes
Greg W. Tebbe
Mark R. Tercek
Mark J. Tracey                              UK
Stephen S. Trevor
Byron D. Trott
Michael A. Troy
Robert B. Tudor III
Eiji Ueda                                 Japan
Kaysie P. Uniacke
Hugo H. Van Vredenburch              The Netherlands
Ashok Varadhan
Corrado P. Varoli                         Canada
John J. Vaske
David A. Viniar
John E. Waldron
George H. Walker IV
Patrick J. Ward
David M. Weil
John S. Weinberg
Peter A. Weinberg
Gregg S. Weinstein
George W. Wellde, Jr.
Matthew Westerman                           UK
William Wicker
C. Howard Wietschner
Susan A. Willetts
Todd A. Williams
John S. Willian
Kendrick R. Wilson III
Jon Winkelried
Michael S. Wishart
Tracy R. Wolstencroft
Zi Wang Xu                          Canada/China (PRC)
W. Thomas York, Jr.
Paul M. Young
William J. Young
Paolo Zannoni                             Italy
Yoel Zaoui                                France
Jide J. Zeitlin

REPORTING ENTITIES

             ITEM 1                                           ITEM 6             NAME OF ESTABLISHING
         NAME OF ENTITY             TYPE OF ENTITY     PLACE OF ORGANIZATION        COVERED PERSON
         --------------             --------------     ---------------------        --------------
Anahue Limited                       Corporation               Jersey               Andrew A. Chisholm
Bott 2004 Settlement                    Trust                   UK                   Charles W.A. Bott
Campbell-Breeden 2004 Settlement        Trust                   UK              Richard M. Campbell-Breeden
Chambolle Limited                    Corporation               Jersey                 Emmanuel Roman
Deighton 2004 Settlement                Trust                   UK                   Paul C. Deighton
Devenish 2004 Settlement                Trust                   UK                  Martin R. Devenish
Dingemans 2004 Settlement               Trust                   UK                  Simon P. Dingemans
Drayton 2004 Settlement                 Trust                   UK                     Karen R. Cook

            ITEM 1                                            ITEM 6             NAME OF ESTABLISHING
        NAME OF ENTITY              TYPE OF ENTITY     PLACE OF ORGANIZATION        COVERED PERSON
        --------------              --------------     ---------------------        --------------
French 2004 Settlement                  Trust                    UK             Christopher G. French
Grigg 2004 Settlement                   Trust                    UK               Christopher Grigg
HJS2 Limited                         Corporation           Cayman Islands           Hsueh J. Sung
Kirk 2004 Settlement                    Trust                    UK                 Ewan M. Kirk
Ling 2004 Settlement                    Trust                    UK                Anthony W. Ling
Manby 2004 Settlement                   Trust                    UK              Charles G.R. Manby
Markwick 2004 Settlement                Trust                    UK              Robert J. Markwick
O'Neill 2004 Trust                      Trust                    UK              Terence J. O'Neill
The Patrick J. Ward 2001 Trust          Trust                 New York             Patrick J. Ward
Ransom 2004 Settlement                  Trust                    UK              Charlotte P. Ransom
RJG Holding Company                  Corporation           Cayman Islands         Richard J. Gnodde
Robinelli Limited                    Corporation               Jersey            Claudio Costamagna
Sharp 2004 Settlement                   Trust                    UK               Richard S. Sharp
Sherwood 2004 Settlement                Trust                    UK              Michael S. Sherwood
Tracey 2004 Settlement                  Trust                    UK                Mark J. Tracey
Westerman 2004 Settlement               Trust                    UK               Matthew Westerman
Zurrah Limited                       Corporation               Jersey                Yoel Zaoui

         This Amendment No. 55 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this "Schedule"). This Amendment No. 55 is being filed primarily because the number of shares of Common Stock (as defined in Item 1 below) beneficially owned by Covered Persons (as defined in Item 2 below) has decreased by an amount in excess of one percent of the total number of shares of Common Stock outstanding.

ITEM 1.  SECURITY AND ISSUER

         This Schedule relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc. ("GS Inc."), a Delaware corporation. The address of the principal executive offices of GS Inc. is 85 Broad Street, New York, New York 10004.

ITEM 2.  IDENTITY AND BACKGROUND

         (a), (b), (c), (f) The cover page to this Schedule and Appendix A hereto contain the names of the individuals ("Covered Persons") who are parties to a Shareholders' Agreement, dated as of May 7, 1999 and amended and restated as of June 22, 2004 (as amended from time to time, the "Shareholders' Agreement"). This filing is being made on behalf of all of the Covered Persons, and their agreement that this filing may be so made is contained in the Shareholders' Agreement.

         Appendix A hereto also provides the citizenship of each Covered Person. Each Covered Person is a Participating Managing Director (as defined in Item 6 below) employed by GS Inc. or one of its affiliates. GS Inc. is a global investment banking and securities firm. The business address of each Covered Person for purposes of this Schedule is 85 Broad Street, New York, New York 10004.

         Each entity listed on Appendix A under "Reporting Entities" (each a "Reporting Entity") is a trust or corporation created by or for a Covered Person for estate planning purposes. Each Reporting Entity is controlled by a Covered Person. The name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of each Reporting Entity that is a corporation (other than the Covered Person that established the Reporting Entity) are set forth in Annex A hereto. The business address of each Reporting Entity for purposes of this Schedule is: (i) in the case of entities organized in Jersey or under the laws of the United Kingdom, 26 New Street, St. Helier, Jersey, JE2 3RA; and (ii) in the case of entities organized in the Cayman Islands, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

         (d), (e) Except as described in Annex A or Annex B, during the last five years no Covered Person and, to the best knowledge of the Covered Persons, no executive officer or director of a Reporting Entity, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction resulting in such Covered Person or executive officer or director being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Covered Persons have acquired and will acquire shares of Common Stock in the following manners: (i) the former profit participating limited partners active in the business of The Goldman Sachs Group, L.P. ("Group L.P.") (the "IPO PMDs") acquired certain shares of Common Stock in exchange for their interests in Group L.P. and certain of its affiliates and investee corporations;
(ii) the former owners (the "Hull Covered Persons") of Hull and Associates, L.L.C. ("Hull") and the former members (the "SLK Covered Persons" and, together with the Hull Covered Persons, the "Acquisition Covered Persons") of SLK LLC acquired certain shares of Common Stock in exchange for their interests in Hull or SLK LLC, as applicable; and (iii) certain Covered Persons have acquired and will acquire beneficial ownership of certain shares of Common Stock in connection with GS Inc.'s initial public offering and/or pursuant to GS Inc.'s employee compensation, benefit or similar plans. The Reporting Entities have acquired and may in the future acquire beneficial ownership of shares of Common Stock as contributions or gifts made by Covered Persons.

         Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Such Common Stock may be acquired with personal funds of or funds borrowed by such Covered Person.

ITEM 4.  PURPOSE OF TRANSACTIONS

         The Covered Persons, other than the Acquisition Covered Persons, acquired certain shares of Common Stock in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering and/or through certain employee compensation, benefit or similar plans of GS Inc. The Acquisition Covered Persons acquired certain shares of Common Stock in connection with the acquisition by GS Inc. of Hull or the combination of GS Inc. with SLK LLC, as applicable, and through certain employee compensation, benefit or similar plans of GS Inc. The Reporting Entities acquired shares of Common Stock as contributions or gifts made by Covered Persons.

         The board of directors of GS Inc. and, in the case of the IPO PMDs, the Shareholders' Committee have approved sales by the IPO PMDs, Acquisition Covered Persons and certain of their Reporting Entities of a portion of their shares of Common Stock through two programs (the "Channel A Sales Program" and the "Channel B Sales Program"). Sales under the Channel A and Channel B Sales Programs commenced on June 23, 2004 and are expected to terminate on or about July 23, 2004. See Annex E for sales since the last amendment to this Schedule 13D. It is not anticipated that the Channel A and Channel B Sales Programs will continue in subsequent fiscal quarters.

         The participants in the Channel A Sales Program may sell, in a coordinated manner, a portion of their shares of Common Stock in accordance with the volume and manner of sale limitations of Rule 144 under the Securities Act of 1933, as amended ("Rule 144"), and a volume limitation that is established by GS Inc. (the "Channel A Sales Limit"). Subject to the volume limitations of Rule 144 and the Channel A Sales Limit, up to 22,141,576 shares are eligible for sale by Covered Persons under the Channel A Sales Program (of which no Voting Shares (as defined in Item 6 below) were sold from June 23, 2004 through July 14,
2004). The participant in the Channel A Sales Program specified in Annex C is effecting his sales pursuant to a plan designed to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. With respect to other participants, the decision as to whether and how many shares to sell will be made by each participant on a daily basis, subject to the Channel A Sales Limit.

         The participants in the Channel B Sales Program may sell, in a coordinated manner, a portion of their shares of Common Stock in accordance with Rule 144(k) and a volume limitation that is established by GS Inc. (the "Channel B Sales Limit"). Subject to the Channel B Sales Limit, up to 20,765,078 shares are eligible for sale by Covered Persons under the Channel B Sales Program (of which 1,399,390 Voting Shares were sold from June 23, 2004 through July 14,
2004). The decision as to whether and how many shares to sell will be made by each participant on a daily basis, subject to the Channel B Sales Limit.

         Covered Persons, other than IPO PMDs and Acquisition Covered Persons, and their Reporting Entities may sell their shares of Common Stock through GS Inc.'s employee sales program during the period that commenced on June 23, 2004 and is expected to end on or about July 23, 2004. 778,735 Voting Shares were sold by certain of these Covered Persons and their Reporting Entities from June 23, 2004 through July 14, 2004.

         Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Except as described herein and in Annex C and except for the acquisition by Covered Persons or their Reporting Entities of Common Stock pursuant to employee compensation, benefit or similar plans of GS Inc. in the future or as described above, none of the Covered Persons has any plans or proposals which relate to or would result in the acquisition of additional Common Stock by them or their Reporting Entities or any of the other events described in Item 4(a) through 4(j).

         Each Covered Person is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and his or her interests in and with respect to GS Inc. Accordingly, each Covered Person may change his or her plans and intentions at any time and from time to time. In particular, each Covered Person or Reporting Entity may at any time and from time to time acquire or dispose of shares of Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Rows (11) and (13) of the cover page to this Schedule and Appendix A are hereby incorporated by reference. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person. Except as described in Annex D, none of the shares of Common Stock reported in rows (11) and (13) of the cover page to this Schedule and Appendix A are shares as to which there is a right to acquire exercisable within 60 days.

         (b) Rows (7) through (10) of the cover page to this Schedule set forth for each Covered Person and Reporting Entity: the percentage range of Voting Shares, Shared Ownership Shares, Sixty Day Shares and Other Shares (each as defined on the cover page hereof) as to which there is sole power to vote or direct the vote or to dispose or direct the disposition or shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote Voting Shares by Covered Persons is shared with each other Covered Person, as described below in response to Item 6. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person.

         (c) Except as described in Annex E or previously reported on Schedule 13D, no Covered Person or Reporting Entity has effected any transactions in Common Stock in the past 60 days.

         (d), (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Each Covered Person listed on the cover page to this Schedule and Appendix A hereto is a party to the Shareholders' Agreement. The Shareholders' Agreement and forms of the Counterparts to the Shareholders' Agreement are filed as Exhibits to this Schedule and the following summary of the terms of the Shareholders' Agreement is qualified in its entirety by reference thereto. The Shareholders' Agreement was amended and restated effective as of the close of business on June 22, 2004. References to the "board of directors" are to the board of directors of The Goldman Sachs Group, Inc.

         The Covered Persons under the Shareholders' Agreement include all Managing Directors of GS Inc. who participate in the GS Inc. Partner Compensation Plan or Restricted Partner Compensation Plan (each as defined in the Shareholders' Agreement) or any other employee benefit plan specified by the Shareholders' Committee (the "Participating Managing Directors").

         The "Voting Shares" include all of the shares of Common Stock of which a Covered Person is the sole beneficial owner (excluding shares of Common Stock held by the trust underlying The Goldman Sachs Employees' Profit Sharing Retirement Income Plan) and the shares of Common Stock held by the trust underlying a Goldman Sachs Compensation Plan (as defined in the Shareholders' Agreement) and allocated to a Covered Person. The interest of a spouse or domestic partner in a joint account, an economic interest of GS Inc. as pledgee, and the interest of certain persons in the Reporting Entities will be disregarded for the purposes of determining whether a Covered Person is the sole beneficial owner of shares of Common Stock.

TRANSFER RESTRICTIONS

         Each Covered Person has agreed in the Shareholders' Agreement, among other things, to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 25% of such Covered Person's Covered Shares (as defined below) (the "General Transfer Restrictions"). In addition, certain senior officers designated by the Shareholders' Committee have each agreed to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 75% of such Covered Person's Covered Shares (the "Special Transfer Restrictions" and, together with the General Transfer Restrictions, the "Transfer Restrictions"). The same shares may be used to satisfy both the Special Transfer Restrictions and the General Transfer Restrictions. The Transfer Restrictions applicable to a Covered Person terminate upon the death of the Covered Person. Any shares beneficially owned by a Covered Person through a Reporting Entity may be deemed to count toward the satisfaction of the Transfer Restrictions.

         For these purposes, "Covered Shares," with respect to a Covered Person, will be recalculated each time the Covered Person receives Common Stock underlying an award of restricted stock units, becomes vested in an award under The Goldman Sachs Defined Contribution Plan with respect to fiscal 1999 or 2000 or exercises a stock option (not including, in each case, awards in connection with GS Inc.'s initial public offering). The calculation of Covered Shares will include the gross number of shares underlying such restricted stock units, Defined Contribution Plan awards or stock options, less (i) a number of shares determined by reference to tax rates specified by the Shareholders' Committee and (ii) the number of shares necessary to cover the option exercise price, if applicable (all as calculated pursuant to a formula set out in the Shareholders' Agreement). The calculation of Covered Shares will only take into account awards that occurred after the Covered Person became a Participating Managing Director.

WAIVERS

         The Shareholders' Committee, described below under "Information Regarding the Shareholders' Committee," has the power to waive the Transfer Restrictions to permit Covered Persons to: participate as sellers in underwritten public offerings of, and stock repurchase programs and tender and exchange offers by GS Inc. for, Common Stock; transfer Common Stock to charities, including charitable foundations; transfer Common Stock held in employee benefit plans; and transfer Common Stock in particular situations (such as transfers to family members, partnerships or trusts), but not generally.

         In the case of a third-party tender or exchange offer, the Transfer Restrictions may be waived or terminated: if the board of directors is recommending acceptance or is not making any recommendation with respect to acceptance of the tender or exchange offer, by a majority of the outstanding Covered Shares; or if the board of directors is recommending rejection of the tender or exchange offer, by 66 2/3% of the outstanding Covered Shares.

         In the case of a tender or exchange offer by GS Inc., a majority of the outstanding Covered Shares may also waive or terminate the Transfer Restrictions.

VOTING

         Prior to any vote of the shareholders of GS Inc., the Shareholders' Agreement requires a separate, preliminary vote of all Voting Shares on each matter upon which a vote of the shareholders is proposed to be taken (the "Preliminary Vote"). Each Voting Share will be voted in accordance with the majority of the votes cast by the Voting Shares in the Preliminary Vote. In elections of directors, each Voting Share will be voted in favor of the election of those persons, equal in number to the number of such positions to be filled, receiving the highest numbers of votes cast by the Voting Shares in the Preliminary Vote.

OTHER RESTRICTIONS

         The Shareholders' Agreement also prohibits Covered Persons from engaging in certain activities relating to any securities of GS Inc. with any person who is not a Covered Person or a director, officer or employee of GS Inc. ("Restricted Persons"). Among other things, a Covered Person may not: participate in a proxy solicitation to or with a Restricted Person; deposit any shares of Common Stock in a voting trust or subject any shares of Common Stock to any voting agreement or arrangement that includes any Restricted Person; form, join or in any way participate in a "group" with any Restricted Person; or together with any Restricted Person, propose certain transactions with GS Inc. or seek the removal of any directors of GS Inc. or any change in the composition of the board of directors.

TERM, AMENDMENT AND CONTINUATION

         The Shareholders' Agreement is to continue in effect until the earlier of January 1, 2050 and the time it is terminated by the vote of 66 2/3% of the outstanding Covered Shares. The Shareholders' Agreement may generally be amended at any time by a majority of the outstanding Covered Shares.

         Unless otherwise terminated, in the event of any transaction in which a third party succeeds to the business of GS Inc. and in which Covered Persons hold securities of the third party, the Shareholders' Agreement will remain in full force and effect as to the securities of the third party, and the third party shall succeed to the rights and obligations of GS Inc. under the Shareholders' Agreement.

INFORMATION REGARDING THE SHAREHOLDERS' COMMITTEE

         The Shareholders' Committee constituted pursuant to the Shareholders' Agreement (the "Shareholders' Committee") shall at any time consist of each of those individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee. If there are less than three individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee, the Shareholders' Committee shall consist of each such individual plus such additional individuals who are Covered Persons and who are selected pursuant to procedures established by the Shareholders' Committee as shall assure a Shareholders' Committee of not less than three members who are Covered Persons. Currently, Henry M. Paulson, Jr., Robert S. Kaplan and Lloyd C. Blankfein are the members of the Shareholders' Committee.

PLEDGE AGREEMENTS

         On July 31, 2000, certain Covered Persons pledged some of their shares of Common Stock to obtain approximately $400,000,000 in loan commitments to make investments from time to time in certain merchant banking funds sponsored by GS Inc. The loan commitments are for five years, may be drawn upon from time to time and generally require that any loans be collateralized by shares of Common Stock with a market value four times that of the amount borrowed. Pursuant to Rule 13d-3(d)(3) under the Securities Exchange Act of 1934, as amended, the pledgees did not acquire beneficial ownership of the pledged shares by virtue of the pledge.

REGISTRATION RIGHTS INSTRUMENT FOR CHARITABLE DONATIONS

         In connection with the donations of shares of Common Stock by certain Covered Persons to certain charitable organizations on December 13, 1999, December 22, 2000, December 26, 2001, January 9, 2002, December 23, 2002, January 8, 2003, December 22, 2003 and January 8, 2004, GS Inc. entered into a Registration Rights Instrument and five substantially similar Supplemental Registration Rights Instruments (the "Charitable Supplements"). The following is a description of the Registration Rights Instrument, as supplemented by the Charitable Supplements. The Registration Rights Instrument and the Charitable Supplements are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

         Pursuant to the Registration Rights Instrument and the Charitable Supplements, GS Inc. has agreed to register the donated shares of Common Stock for resale by charitable foundations and public charities. GS Inc. has agreed in the Registration Rights Instrument and the Charitable Supplements to pay all of the fees and expenses relating to the offering by the charitable organizations, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the charitable organizations in connection with their resales. GS Inc. also has agreed to indemnify the charitable organizations against certain liabilities, including those arising under the Securities Act.

         GS Inc. may amend the Registration Rights Instrument and the Charitable Supplements in any manner that it deems appropriate, without the consent of any charitable organization. However, GS Inc. may not make any amendment that would cause the shares of Common Stock to fail to be "qualified appreciated stock" within the meaning of Section 170 of the Internal Revenue Code. In addition, GS Inc. may not make any amendment that would materially and adversely affect the rights of any charitable organization without the consent of a majority of the materially and adversely affected charitable organizations.

REGISTRATION RIGHTS INSTRUMENT FOR FORMER EMPLOYEE MANAGING DIRECTORS

         In connection with the sale by certain Covered Persons (the "Former Employee Managing Directors") of shares of Common Stock acquired from GS Inc. pursuant to the terms of restricted stock units, GS Inc. entered into a Supplemental Registration Rights Instrument (the "EMD Supplement"), which supplements the Registration Rights Instrument referred to above. The following is a description of the Registration Rights Instrument, as supplemented by the EMD Supplement. The Registration Rights Instrument and the
EMD Supplement are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

         Pursuant to the Registration Rights Instrument and the EMD Supplement, GS Inc. has agreed to pay all of the fees and expenses relating to the registered offering of shares of Common Stock held by the Former Employee Managing Directors, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the Former Employee Managing Directors in connection with the sales. GS Inc. also has agreed to indemnify the Former Employee Managing Directors against certain liabilities, including those arising under the Securities Act.

         Material to be Filed as Exhibits

     Exhibit                            Description
-----------------   -----------------------------------------------------------

     A. Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit G to Amendment No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

     B. Supplemental Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit H to Amendment No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

     C. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P. (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

     D. Form of Counterpart to Shareholders' Agreement for non-individual former owners of Hull and Associates, L.L.C. (incorporated by reference to Exhibit K to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

     E. Supplemental Registration Rights Instrument, dated as of June 19, 2000 (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

     F. Power of Attorney (incorporated by reference to Exhibit X to Amendment No. 14 to the Initial Schedule 13D, filed March 29, 2001 (File No. 005-56295)).

     G. Supplemental Registration Rights Instrument, dated as of December 21, 2000 (incorporated by reference to Exhibit AA to Amendment No. 12 to the Initial Schedule 13D, filed January 23, 2001 (File No. 005-56295)).

     H. Supplemental Registration Rights Instrument, dated as of December 21, 2001 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-74006) filed by The Goldman Sachs Group, Inc.).

     I. Form of Power of Attorney executed by Covered Persons participating in the Channel A Sales Program (incorporated by reference to Exhibit BB to Amendment No. 27 to the Initial Schedule 13D, filed June 20, 2002 (File No. 005-56295)).

     J. Supplemental Registration Rights Instrument, dated as of December 20, 2002 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-101093) filed by The Goldman Sachs Group, Inc.).

     K. Form of Written Consent Relating to Sale and Purchase of Common Stock (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

     L. Supplemental Registration Rights Instrument, dated as of December 19, 2003 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-110371) filed by The Goldman Sachs Group, Inc.).

     M. Amended and Restated Shareholders' Agreement, effective as of the close of business on June 22, 2004 (incorporated by reference to Exhibit M to Amendment No. 54 to the Initial
                    Schedule 13D, filed June 22, 2004 (File No. 005-56295)).

                                                                         ANNEX A


            INFORMATION REQUIRED AS TO EXECUTIVE OFFICERS AND DIRECTORS OF CORPORATE REPORTING ENTITIES


     NAME         CITIZENSHIP    BUSINESS ADDRESS     PRESENT EMPLOYMENT     CONVICTIONS OR         BENEFICIAL
                                                                             VIOLATIONS OF       OWNERSHIP OF THE
                                                                            FEDERAL OR STATE   COMMON STOCK OF THE
                                                                            LAWS WITHIN THE       GOLDMAN SACHS
                                                                            LAST FIVE YEARS        GROUP, INC.
-------------------------------------------------------------------------------------------------------------------
Steven M.             USA       85 Broad Street      Managing Director,           None         Less than 1% of the
Bunson                          New York, NY         The Goldman Sachs                         outstanding shares
                                10004                Group, Inc.                               of Common Stock.
-------------------------------------------------------------------------------------------------------------------
Russell E.            USA       85 Broad Street      Managing Director,           None         Less than 1% of the
Makowsky                        New York, NY         The Goldman Sachs                         outstanding shares
                                10004                Group, Inc.                               of Common Stock.
-------------------------------------------------------------------------------------------------------------------
Michael H.            UK        26 New Street,       Partner,                     None         None
Richardson                      St. Helier, Jersey,  Bedell Cristin
                                JE4 3RA
-------------------------------------------------------------------------------------------------------------------
Anthony J.            UK        26 New Street,       Partner,                     None         None
Dessain                         St. Helier, Jersey,  Bedell Cristin
                                JE4 3RA
-------------------------------------------------------------------------------------------------------------------

                                                                         ANNEX B


ITEMS 2(D)
   AND 2(E).    INFORMATION REQUIRED AS TO CERTAIN PROCEEDINGS

None.

                                                                         ANNEX C


ITEM 4. PLANNED DISPOSITION OF SECURITIES OF THE ISSUER BY COVERED PERSONS OR REPORTING ENTITIES

         Pursuant to a sales plan intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, David A. Viniar, a Covered Person, may sell up to 50,000 shares of Common Stock under the Channel A Sales Program described in Item 4; no shares were sold under the plan as of July 14, 2004.

                                                                        ANNEX D

ITEM 5(A). DESCRIPTION OF SHARES AS TO WHICH THERE IS A RIGHT TO ACQUIRE EXERCISABLE WITHIN 60 DAYS.

An aggregate of 13,401,811 shares of Common Stock are deliverable to Covered Persons upon the exercise of stock options, all of which have vested and are exercisable.

The share amounts given above include the gross number of shares of Common Stock underlying these options, and are included in the aggregate number of shares beneficially owned by the Covered Persons under Rule 13d-3(d)(1) because they represent a right to acquire beneficial ownership within 60 days of the date hereof. Upon delivery of the shares upon the exercise of stock options, a net amount of shares will be actually delivered to the Covered Person, with some shares withheld for tax payments, to fund the option strike price or for other reasons. The net shares delivered to the Covered Person will continue to be included in aggregate number of shares beneficially owned by the Covered Persons. The withheld shares will cease to be beneficially owned by any Covered Person, and will no longer be included in the aggregate number of shares beneficially owned by Covered Persons.

Prior to delivery, the shares are included in Sixty Day Shares because the Covered Persons do not have the right to vote the shares. Upon delivery, the shares become Voting Shares.

                                                                         ANNEX E


ITEM 5(C). DESCRIPTION OF ALL TRANSACTIONS IN THE COMMON STOCK EFFECTED BY COVERED PERSONS OR REPORTING ENTITIES IN THE PAST 60
            DAYS AND NOT PREVIOUSLY REPORTED ON SCHEDULE 13D

On June 23, 2004, an aggregate of 1,402,920 shares of Common Stock were delivered pursuant to the terms of an equal number of restricted stock units. Prior to delivery, these shares were included in Sixty Day Shares. Upon delivery, these shares became Voting Shares.

On July 7, 2004, one or more Covered Persons donated an aggregate of 132,615 Voting Shares to charitable institutions.

The following sales of Voting Shares were made by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock
Exchange:

                                                            NUMBER OF      PRICE PER
COVERED PERSON                             TRADE DATE         SHARES         SHARE
------------------------------------------------------------------------------------

Channel B Sales
---------------
Alexander C. Dibelius                     June 23, 2004       20,000         $91.05
Glenn P. Earle                            June 23, 2004       40,000         $91.05
Dinakar Singh                             June 23, 2004       50,000         $91.05
Christian J. Siva-Jothy                   June 23, 2004       25,000         $91.05
Jonathan S. Sobel                         June 23, 2004       50,000         $91.05
Glenn P. Earle                            June 24, 2004       40,000         $93.23
Peter C. Gerhard                          June 24, 2004       21,534         $93.23
Emmanuel Roman                            June 24, 2004        1,428         $93.23
Christian J. Siva-Jothy                   June 24, 2004       25,000         $93.23
Jonathan S. Sobel                         June 24, 2004       50,000         $93.23
Philip M. Darivoff                        June 25, 2004        9,187         $94.12
Glenn P. Earle                            June 25, 2004       20,000         $94.12
David L. Henle                            June 25, 2004        8,000         $94.12
Emmanuel Roman                            June 25, 2004        1,428         $94.12
Richard M. Ruzika                         June 25, 2004       27,171         $94.12
Christian J. Siva-Jothy                   June 25, 2004       20,000         $94.12
Patrick J. Ward                           June 25, 2004       30,000         $94.12
Christopher G. French                     June 28, 2004       33,333         $93.88
Emmanuel Roman                            June 28, 2004        1,428         $93.88
Richard M. Ruzika                         June 28, 2004       25,000         $93.88
Christian J. Siva-Jothy                   June 28, 2004       20,000         $93.88
Patrick J. Ward                           June 28, 2004       30,000         $93.88
Bradley I. Abelow                         June 29, 2004        5,000         $93.68
David L. Henle                            June 29, 2004       10,000         $93.68
Emmanuel Roman                            June 29, 2004        1,428         $93.68
Muneer A. Satter                          June 29, 2004       24,212         $93.68
Richard G. Sherlund                       June 29, 2004       20,000         $93.68
Patrick J. Ward                           June 29, 2004       10,000         $93.68
Paul C. Deighton                          June 30, 2004      191,646         $93.99
Sharmin Mossavar-Rahmani                  June 30, 2004       10,000         $93.99
Emmanuel Roman                            June 30, 2004        1,428         $93.99
Richard M. Ruzika                         June 30, 2004       25,000         $93.99
Bradley I. Abelow                         July 1, 2004         5,000         $93.46
Emmanuel Roman                            July 1, 2004         1,428         $93.46
Christian J. Siva-Jothy                   July 1, 2004        19,078         $93.46
Patrick J. Ward                           July 1, 2004        25,000         $93.46

                                                            NUMBER OF      PRICE PER
COVERED PERSON                             TRADE DATE         SHARES         SHARE
------------------------------------------------------------------------------------

Emmanuel Roman                            July 2, 2004         1,428         $93.40
Christian J. Siva-Jothy                   July 2, 2004        20,000         $93.40
Marc A. Spilker                           July 2, 2004        25,000         $93.40
Glenn P. Earle                            July 6, 2004        25,000         $92.42
Emmanuel Roman                            July 6, 2004         1,428         $92.42
Patrick J. Ward                           July 6, 2004        20,000         $92.42
E. Gerald Corrigan                        July 7, 2004        20,000         $91.10
Christopher G. French                     July 7, 2004        33,093         $91.10
David L. Henle                            July 7, 2004        10,000         $91.10
Emmanuel Roman                            July 7, 2004         1,428         $91.10
Ralph F. Rosenberg                        July 7, 2004        50,000         $91.10
Marc A. Spilker                           July 7, 2004        50,000         $91.10
Patrick J. Ward                           July 7, 2004        10,000         $91.10
Emmanuel Roman                            July 8, 2004         1,428         $90.29
Patrick J. Ward                           July 8, 2004        20,000         $90.29
Philip M. Darivoff                        July 9, 2004        10,000         $90.45
David B. Heller                           July 9, 2004        10,000         $90.45
Sharmin Mossavar-Rahmani                  July 9, 2004        10,000         $90.45
Emmanuel Roman                            July 9, 2004         1,428         $90.45
Patrick J. Ward                           July 9, 2004        10,000         $90.45
Peter C. Gerhard                          July 12, 2004       20,000         $89.88
David B. Heller                           July 12, 2004        5,000         $89.88
Emmanuel Roman                            July 12, 2004        1,428         $89.88
Dinakar Singh                             July 12, 2004       22,142         $89.88
E. Gerald Corrigan                        July 13, 2004       10,000         $90.05
Philip M. Darivoff                        July 13, 2004       10,000         $90.05
Peter C. Gerhard                          July 13, 2004       10,000         $90.05
Geoffrey T. Grant                         July 13, 2004       25,000         $90.05
Sharmin Mossavar-Rahmani                  July 13, 2004       10,000         $90.05
Emmanuel Roman                            July 13, 2004        1,429         $90.05
Patrick J. Ward                           July 13, 2004       10,000         $90.05
Bradley I. Abelow                         July 14, 2004        5,000         $90.47
Glenn P. Earle                            July 14, 2004       25,000         $90.47
Emmanuel Roman                            July 14, 2004        1,429         $90.47
Hsueh J. Sung                             July 14, 2004        5,000         $90.47
Patrick J. Ward                           July 14, 2004       10,000         $90.47

Other Sales
-----------

Raanan A. Agus                            June 23, 2004        3,355          $91.05
Geoffrey G. Clark                         June 23, 2004       18,156          $91.05
Martin R. Devenish                        June 23, 2004        6,833          $91.05
William C. Dudley                         June 23, 2004       10,000          $91.05
Jay S. Dweck                              June 23, 2004       17,200          $91.05
Herbert E. Ehlers                         June 23, 2004       18,877          $91.05
Robert K. Frumkes                         June 23, 2004        6,366          $91.05
David J. Greenwald                        June 23, 2004        1,000          $91.05
Terry P. Hughes                           June 23, 2004        6,000          $91.05
Kenneth H. M. Leet                        June 23, 2004       10,000          $91.05
Ryan D. Limaye                            June 23, 2004        1,761          $91.05
Alison J. Mass                            June 23, 2004        3,200          $91.05
Andrew L. Metcalfe                        June 23, 2004        6,959          $91.05
Therese L. Miller                         June 23, 2004        5,000          $91.05
Stephen M. Scherr                         June 23, 2004        3,000          $91.05

                                                            NUMBER OF      PRICE PER
COVERED PERSON                             TRADE DATE         SHARES         SHARE
------------------------------------------------------------------------------------
Daniel L. Sparks                          June 23, 2004        6,000          $91.05
Michael S. Wishart                        June 23, 2004       33,030          $91.05
Paul M. Young                             June 23, 2004       17,191          $91.05
Raanan A. Agus                            June 24, 2004        3,355          $93.23
Philippe J. Altuzarra                     June 24, 2004       20,207          $93.23
John D. Campbell                          June 24, 2004        1,500          $93.23
Ewan M. Kirk                              June 24, 2004       10,000          $93.23
Andrew L. Metcalfe                        June 24, 2004        5,000          $93.23
Jeffrey W. Schroeder                      June 24, 2004       20,031          $93.23
Daniel L. Sparks                          June 24, 2004        4,545          $93.23
Steven H. Strongin                        June 24, 2004       10,281          $93.23
Todd A. Williams                          June 24, 2004        9,000          $93.23
Raanan A. Agus                            June 25, 2004        3,355          $94.12
John J. Bu                                June 25, 2004        3,000          $94.12
Herbert E. Ehlers                         June 25, 2004        5,000          $94.12
Robert R. Gheewalla                       June 25, 2004        1,500          $94.12
Scott A. Gieselman                        June 25, 2004        7,843          $94.12
Terry P. Hughes                           June 25, 2004        1,453          $94.12
Kenneth H. M. Leet                        June 25, 2004        6,285          $94.12
Ryan D. Limaye                            June 25, 2004        1,000          $94.12
Andrew L. Metcalfe                        June 25, 2004        6,438          $94.12
W. Thomas York, Jr                        June 25, 2004        1,500          $94.12
Raanan A. Agus                            June 28, 2004        3,355          $93.88
John J. Bu                                June 28, 2004        2,000          $93.88
Herbert E. Ehlers                         June 28, 2004        5,000          $93.88
Robert R. Gheewalla                       June 28, 2004        1,500          $93.88
Douglas C. Grip                           June 28, 2004       10,000          $93.88
Phillip S. Hylander                       June 28, 2004        5,716          $93.88
Ewan M. Kirk                              June 28, 2004        5,000          $93.88
Gregg R. Lemkau                           June 28, 2004        3,078          $93.88
John C. McIntire                          June 28, 2004       12,227          $93.88
Andrew L. Metcalfe                        June 28, 2004       18,562          $93.88
Stephen M. Scherr                         June 28, 2004        3,000          $93.88
Lisa M. Shalett                           June 28, 2004       10,069          $93.88
C. Howard Wietschner                      June 28, 2004          350          $93.88
Raanan A. Agus                            June 29, 2004        3,355          $93.68
John J. Bu                                June 29, 2004        2,000          $93.68
John D. Campbell                          June 29, 2004        1,000          $93.68
Herbert E. Ehlers                         June 29, 2004       25,000          $93.68
James S. Golob                            June 29, 2004        3,500          $93.68
Kenneth H. M. Leet                        June 29, 2004       10,000          $93.68
Ravi M. Singh                             June 29, 2004        5,521          $93.68
W. Thomas York, Jr                        June 29, 2004        1,000          $93.68
Raanan A. Agus                            June 30, 2004        3,355          $93.99
Charles W.A. Bott                         June 30, 2004        3,000          $93.99
Brahm S. Cramer                           June 30, 2004        4,500          $93.99
Herbert E. Ehlers                         June 30, 2004       21,942          $93.99
Enrico S. Gaglioti                        June 30, 2004        3,119          $93.99
Robert R. Gheewalla                       June 30, 2004        1,000          $93.99
Ewan M. Kirk                              June 30, 2004        5,000          $93.99
Joseph M. McConnell                       June 30, 2004       33,154          $93.99
Richard H. Powers                         June 30, 2004        2,000          $93.99
Steven H. Strongin                        June 30, 2004       11,161          $93.99

                                                            NUMBER OF      PRICE PER
COVERED PERSON                             TRADE DATE         SHARES         SHARE
------------------------------------------------------------------------------------

Greg W. Tebbe                             June 30, 2004        3,667          $93.99
W. Thomas York, Jr                        June 30, 2004        1,000          $93.99
Raanan A. Agus                            July 1, 2004         3,355          $93.46
John J. Bu                                July 1, 2004         2,500          $93.46
Eduardo A. Cruz                           July 1, 2004         1,477          $93.46
Enrico S. Gaglioti                        July 1, 2004         2,000          $93.46
David J. Greenwald                        July 1, 2004         1,000          $93.46
Celeste A. Guth                           July 1, 2004           200          $93.46
Kenneth W. Hitchner                       July 1, 2004         9,922          $93.46
William L. Jacob III                      July 1, 2004         2,916          $93.46
Richard H. Powers                         July 1, 2004           300          $93.46
Ivan Ross                                 July 1, 2004         1,009          $93.46
Corrado P. Varoli                         July 1, 2004         2,000          $93.46
W. Thomas York, Jr                        July 1, 2004         1,000          $93.46
Raanan A. Agus                            July 2, 2004         3,355          $93.40
John J. Bu                                July 2, 2004         1,000          $93.40
Eduardo A. Cruz                           July 2, 2004        22,744          $93.40
Edward K. Eisler                          July 2, 2004        11,000          $93.40
Stephen M. Scherr                         July 2, 2004         2,078          $93.40
Michael A. Troy                           July 2, 2004        50,935          $93.40
W. Thomas York, Jr                        July 2, 2004         2,000          $93.40
John J. Bu                                July 6, 2004         2,000          $92.42
Robert R. Gheewalla                       July 6, 2004           800          $92.42
Celeste A. Guth                           July 6, 2004           300          $92.42
Kenneth H. M. Leet                        July 6, 2004         5,000          $92.42
Stephen M. Scherr                         July 6, 2004         3,032          $92.42
Raanan A. Agus                            July 7, 2004         3,355          $91.10
John D. Campbell                          July 7, 2004         1,009          $91.10
Ewan M. Kirk                              July 7, 2004         4,625          $91.10
John C. McIntire                          July 7, 2004         5,000          $91.10
Greg W. Tebbe                             July 7, 2004         3,900          $91.10
John J. Bu                                July 8, 2004         1,000          $90.29
John D. Campbell                          July 8, 2004         2,000          $90.29
Isabelle Ealet                            July 8, 2004         3,365          $90.29
David J. Greenwald                        July 8, 2004         1,000          $90.29
Christopher M. Grigg                      July 8, 2004         5,000          $90.29
Ewan M. Kirk                              July 8, 2004         5,097          $90.29
Raanan A. Agus                            July 9, 2004         3,355          $90.45
John D. Campbell                          July 9, 2004         1,244          $90.45
Andrea Ponti                              July 9, 2004        11,351          $90.45
Gregg S. Weinstein                        July 9, 2004         2,800          $90.45
John J. Bu                                July 12, 2004        1,000          $89.88
Ewan M. Kirk                              July 12, 2004        4,917          $89.88
Kenneth H. M. Leet                        July 12, 2004       10,000          $89.88
Ivan Ross                                 July 12, 2004        1,000          $89.88
John J. Bu                                July 13, 2004        1,500          $90.05
Ashok Varadhan                            July 13, 2004       37,444          $90.05
Gregg S. Weinstein                        July 13, 2004        2,800          $90.05
John J. Bu                                July 14, 2004        2,000          $90.47
Edward K. Eisler                          July 14, 2004       11,000          $90.47
Ryan D. Limaye                            July 14, 2004        1,698          $90.47

The following cashless exercises of stock options were effected by the following Covered Persons, with the indicated number of underlying shares sold through an affiliate of Mellon Investor Services LLC for cash on the New York Stock
Exchange:

                                                 NUMBER                                  NUMBER       NUMBER
                                                   OF                        SALES     OF SHARES     OF SHARES
  COVERED PERSON          DATE OF EXERCISE      OPTIONS      STRIKE PRICE    PRICE        SOLD       RETAINED
--------------------------------------------------------------------------------------------------------------
Geoffrey G. Clark           June 23, 2004        11,691         $53.00       $90.95      11,691          0
Herbert E. Ehlers           June 23, 2004        22,581         $53.00       $90.95      15,644        6,937
Daniel L. Sparks            June 23, 2004         8,013         $53.00       $90.95       8,013          0
Paul M. Young               June 23, 2004        10,829         $53.00       $90.95      10,829          0
John D. Campbell            June 24, 2004         1,000         $53.00       $92.72       1,000          0
Kenneth H. M. Leet          June 24, 2004        20,753         $53.00       $92.72      20,753          0
Jeffrey W. Schroeder        June 24, 2004        39,178         $53.00       $92.72      39,178          0
Steven H. Strongin          June 24, 2004         3,433         $53.00       $92.72       3,433          0
Eduardo A. Cruz             June 25, 2004        49,768         $53.00       $93.79      49,768          0
Ewan M. Kirk                June 25, 2004        10,000         $53.00       $93.79      10,000          0
Carsten Kengeter            June 28, 2004        14,255         $ 0.00       $93.62      14,255          0
Carsten Kengeter            June 28, 2004         3,414         $ 0.00       $93.62       3,414          0
Andrew L. Metcalfe          June 28, 2004        22,637         $53.00       $93.62      22,637          0
Martin R. Devenish          June 29, 2004        12,000         $53.00       $93.52      12,000          0
Kenneth H. M. Leet          June 29, 2004        20,000         $53.00       $93.52      20,000          0
Eduardo A. Cruz             June 30, 2004         6,828         $82.88       $93.96       6,828          0
Joseph M. McConnell         June 30, 2004        12,045         $82.88       $93.96      12,045          0
Joseph M. McConnell         June 30, 2004        36,993         $53.00       $93.96      36,993          0
Stephen J. McGuinness       June 30, 2004        61,061         $53.00       $93.96      61,061          0
Steven H. Strongin          June 30, 2004        10,000         $53.00       $93.96      10,000          0
Greg W. Tebbe               June 30, 2004        12,356         $53.00       $93.96      12,356          0
John W. McMahon             July 2, 2004         40,985         $53.00       $93.33      40,985          0
Michael A. Troy             July 2, 2004         31,886         $53.00       $93.33      31,886          0
John D. Campbell            July 7, 2004          1,000         $53.00       $91.07       1,000          0
Greg W. Tebbe               July 7, 2004         12,356         $53.00       $91.07      12,356          0
John D. Campbell            July 8, 2004          1,500         $53.00       $90.15       1,500          0
John D. Campbell            July 9, 2004          1,000         $53.00       $90.33       1,000          0

SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 21, 2004

                                            By:      /s/ Beverly L. O'Toole
                                               ---------------------------------
                                               Name:  Beverly L. O'Toole
                                               Title: Attorney-in-Fact

                                  EXHIBIT INDEX

     Exhibit                                Description
-----------------   ------------------------------------------------------------

     A. Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit G to Amendment No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

     B. Supplemental Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit H to Amendment No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

     C. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P. (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

     D. Form of Counterpart to Shareholders' Agreement for non-individual former owners of Hull and Associates, L.L.C. (incorporated by reference to Exhibit K to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

     E. Supplemental Registration Rights Instrument, dated as of June 19, 2000 (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

     F. Power of Attorney (incorporated by reference to Exhibit X to Amendment No. 14 to the Initial Schedule 13D, filed March 29, 2001 (File No. 005-56295)).

     G. Supplemental Registration Rights Instrument, dated as of December 21, 2000 (incorporated by reference to Exhibit AA to Amendment No. 12 to the Initial Schedule 13D, filed January 23, 2001 (File No. 005-56295)).

     H. Supplemental Registration Rights Instrument, dated as of December 21, 2001 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-74006) filed by The Goldman Sachs Group, Inc.).

     I. Form of Power of Attorney executed by Covered Persons participating in the Channel A Sales Program (incorporated by reference to Exhibit BB to Amendment No. 27 to the Initial Schedule 13D, filed June 20, 2002 (File No. 005-56295)).

     J. Supplemental Registration Rights Instrument, dated as of December 20, 2002 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-101093) filed by The Goldman Sachs Group, Inc.).

     K. Form of Written Consent Relating to Sale and Purchase of Common Stock (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

     L. Supplemental Registration Rights Instrument, dated as of December 19, 2003 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-110371) filed by The Goldman Sachs Group, Inc.).

     M. Amended and Restated Shareholders' Agreement, effective as of the close of business on June 22, 2004 (incorporated by reference to Exhibit M to Amendment No. 54 to the Initial
                    Schedule 13D, filed June 22, 2004 (File No. 005-56295)).



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